MANHATTAN MINERALS CORP.
NEWS RELEASE

September 29, 2003	Toronto Stock Exchange
Trading Symbol: MAN

PERUVIAN MINISTRY OF ENERGY AND MINES PUBLISHES TAMBOGRANDE
PROJECT PUBLIC EIA REVIEW SCHEDULE

Manhattan Minerals Corp. is pleased to announce that the Peruvian Ministry of Energy and Mines has published in the official government gazette (el Peruano) the final schedule for the Environmental Impact Assessment (EIA) Public Audiences on the company's Tambogrande gold-copper project. These three public audiences, to be held November 5, 6, and 7, in Lima, Piura, and Tambogrande, are a critical component of the public comment period in the EIA review process. These public audiences will be attended by Manhattan, the Ministry of Energy and Mines, the independent engineers who developed the EIA (Klohn Crippen), and the public.

As well, between October 9 and 30, the Environmental Directorate of the Ministry of Energy and Mines will be conducting 11 Citizen Participation Workshops in different areas of the project region, as part of the significantly enhanced commitment of the Government of Peru and Manhattan to ensure maximum community involvement and understanding of the project impacts and benefits. These formal public workshops will include presentations by the Ministry of Energy and Mines, Manhattan Minerals, and Klohn Crippen.

For further information please contact,

Lawrence Glaser	H.D. Lee
Chairman, President, CEO	Chief Financial Officer
Tel: (604) 669-3397
www.manhattan-min.com

Note: The Company relies on litigation protection for forward-looking statements.